United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):

August 20, 2004

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencment communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 20, 2004, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a dividend of $0.34167 per share, payable on September 15, 2004, to shareholders of record as of September 1, 2004. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this report:

Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on August 20, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 24, 2004   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 24, 2004

Exhibit No.

    99.1   Press release of MGE Energy, Inc. issued on August 20, 2004.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Increases Dividend

Company has paid dividends for 95 consecutive years

Madison, Wis., Aug. 20, 2004—The board of directors of MGE Energy Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.34167 per share on the outstanding shares of the company's common stock. The annualized dividend, equivalent to $1.37 (rounded) on an annual basis, will be payable Sept. 15, 2004, to shareholders of record Sept. 1, 2004. The company has increased its dividends annually for the past 29 years and has paid cash dividends each year since 1909.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 132,000 customers in Dane County and purchases and distributes natural gas to more than 129,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.